November 8, 2012

By E-mail

Juan Migone,

    Division of Corporation Finance,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549.

Re:	Capital Product Partners L.P.
Form 20-F for the fiscal year ended December 31, 2011
Filed February 13, 2012
File No. 001-33373

Dear Mr. Migone:

On behalf of Capital Product Partners L.P. (the “Company”), this letter is a supplemental response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) discussed in a phone call on October 24, 2012, following the Company’s initial response to the Staff in a letter on October 19, 2012. The Staff requested that the Company provide supplemental information regarding the Item 5 disclosure in its Form 20-F for the year ended December 31, 2011 relating to vessel lives and impairment.

The supplemental information provided in this letter is provided by the Company. For ease of review, we have repeated the Staff’s comments in boldface type and the supplemental information follows.

Juan Migone	- 2 -

Item 5. Operating and Financial Review and Prospects, page 58

Vessel Lives and Impairment, page 72

You state that, in developing estimates of future cash flows, you made assumptions about future charter rates, utilization rates, ship operating expenses, future drydocking costs and the estimated remaining useful life of the vessels. In addition, you state on page 9 that a decrease in the future charter rate and/or market value of our vessels could potentially result in an impairment charge. In this regard, please tell us and expand your disclosure to discuss, in more detail, the material assumptions used in your impairment analysis. Also, since these assumptions appear susceptible to change, please consider including a detailed sensitivity analysis.

You state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends. Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your impairment analysis.

The Company acknowledges the Staff’s comment and, in future filings, will revise the disclosure for Vessel Lives and Impairment to include additional disclosure of the Company’s analysis of the sensitivity of critical accounting estimates and assumptions to changes in conditions and assumptions used in the impairment analysis for vessels, including the historical trend analysis underlying such assumptions.

In the impairment analysis for the year ended December 31, 2011, the Company made estimates and assumptions relating to determining the projected undiscounted net operating cash flows by considering the following:

•	the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates);

•	vessel operating expenses;

•	drydocking expenditures;

Juan Migone	- 3 -

•

an estimated gross daily time charter equivalent for the unfixed days (based on the 10-year average historical voyage freight rate Time Charter Equivalent) over the remaining economic life of each vessel, excluding days of scheduled off-hires;

•	residual value of vessels;

•	fixed commercial and technical management fees, assuming an annual increase of 3%; and

•	a utilization rate of 98.6% based on the fleet’s historical performance; and

•	the remaining estimated life of our vessels.

The Company intends to disclose and discuss these estimates and assumptions in its Form 20-F for the year ended December 31, 2012.

In that regard, the Company expects that it would note the following (updated to reflect information available prior to the filing):

Although the Company believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect the Company’s revenue and profitability, and future assessments of vessel impairment.

The Company’s assumptions consider historical trends and its accounting policies, as follows:

•

in accordance with the prevailing industry standard, depreciation is calculated using an estimated useful life of 25 years for the Company’s tankers, commencing at the date the vessel was originally delivered from the shipyard;

•	estimated useful life of vessels takes into account design life, commercial considerations and regulatory restrictions based on our fleet’s historical performance;

Juan Migone	- 4 -

•	estimated charter rates are based on rates under existing vessel contracts and thereafter at market rates at which we expect we can re-charter our vessels based on market trends;

•

estimates of vessel utilization, including estimated off-hire time and the estimated amount of time our tankers may spend operating in the spot tanker market, based on the historical experience of our fleet;

•

estimates of operating expenses and drydocking expenditures are based on historical operating and drydocking costs based on the historical experience of our fleet and our expectations of future inflation and operating requirements;

•	vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate of $180; and

•	the remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

The impairment test that the Company conducts is most sensitive to variances in future time charter rates. Based on the sensitivity analysis performed by the Company, the Company would begin recording impairment on its vessels for time charter declines from their [            ] year historical averages as follows:

Percentage Decline from which Impairment Recorded
Vessel	As of December 31, 2012	As of December 31, 2011
Product tankers	[ ]%	[ ]%
VLCCs and Suezmax vessels	[ ]%	[ ]%
Cape vessel	[ ]%	[ ]%

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As of December 31, 2011 and December 31, 2012, our current rates for time charters on average were above or below their [            ] year historical averages as follows:

Time Charter Rates as Compared with [ ]- year Historical Average (as percentage above/(below))
Vessel	As of December 31, 2011	As of December 31, 2012
Product tankers	[ ]%	[ ]%
VLCCs and Suezmax vessels	[ ]%	[ ]%
Cape vessel	[ ]%	[ ]%

* * * * *

Juan Migone	- 6 -

On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.

If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.

Very truly yours,

/s/ Jay Clayton

Jay Clayton

cc:	David R. Humphrey
(Securities and Exchange Commission)

Ioannis E. Lazaridis
Irina Taka
(Capital Product Partners L.P.)

Analia Kokkoris
Sophie Manolis
(Deloitte Hadjipavlou Sofianos & Cambanis S.A.)

Vijay S. Iyer
Rosita H.Y. Lee
(Sullivan & Cromwell LLP)